U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into Definitive Investment Agreements

In December 2022 and January 2023, AnPac Bio-Medical Science Co., Ltd. (the “Company”) signed definitive investment agreements with several third party investors, where the investors agreed to purchase 29,714,279 newly issued Class A ordinary shares (1,485,714 American Depositary Shares or “ADSs”) of the Company at a price of US$0.175 per ordinary share or US$3.5 per ADS (1:20 ADS-to-share ratio), for a total purchase price of $5.2 million. Concurrently, for each Class A ordinary share purchased, the investors will receive from the Company two warrants with each warrant to purchase one Class A ordinary share at an exercise price of $0.21 per ordinary share (2,971,428 ADS an at exercise price of $4.20 per ADS). The warrants are exercisable within 2 years from the date of issuance. The closing is expected to take place within 30 days after signing.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/Haohan Xu
Name:	Haohan Xu
Title:	Co-Chief Executive Officer

Dated: January 24, 2023